LDK Solar CO., Ltd. Hi-Tech Industrial Park Xinyu City, Jiangxi Province China 338032

November 17, 2015

Heather Percival

Russell Mancuso

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States of America

Re:	LDK Solar CO., Ltd.
Registration Statement on Form F-3, as amended
Initially filed July 2, 2015
File No. 333-205446

Dear Ms. Percival and Mr. Mancuso:

Further to your comment, we, LDK Solar CO., Ltd., hereby confirm that the above-referenced registration statement on Form F-3, as amended (the “F-3 Registration Statement”), has been duly approved by our board of directors and signed by our duly authorized representative and that its effectiveness is not affected by the recent resignation of Mr. Xingxue Tong.

We hereby request that the effective date of the F-3 Registration Statement be accelerated so that it be declared effective at 5:00 p.m., Washington D.C. time, on November 17, 2015 or as soon as practicable thereafter. In requesting acceleration of such effective date, we hereby acknowledge that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or wish to discuss the foregoing, please contact Jack Lai (Chief Financial Officer) at (1) 408-777-8848.

LDK Solar CO., Ltd.

/s/ Zhibin Liu
Name: Zhibin Liu
Title: President & Chief Executive Officer

/s/ Jack Lai
Name: Jack K.S. Lai
Title: Chief Financial Officer

Cc:	Timothy Li (Sidley Austin LLP)